United States securities and exchange commission logo





                              December 20, 2022

       Perry Ing
       Chief Financial Officer
       McEwen Mining Inc.
       150 King Street West, Suite 2800
       Toronto, Ontario, Canada M5H 1J9

                                                        Re: McEwen Mining Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed March 7, 2022
                                                            Form 10-Q for the
Quarter Ended September 30, 2022
                                                            Filed on November
4, 2022
                                                            File No. 001-33190

       Dear Perry Ing:

              We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2021

       Gold Bar Mine, page 35

   1. Please modify your filing to provide a brief description of your property/mineral rights for all your material
properties as required by Item 1304(b)(1)(iii) of Regulation S-K.
       Black Fox Mine, page 37

   2. We note your Black Fox properties is not located using a common coordinate system.
                                                        Please modify your
filing and locate all your material properties to be within 1-mile using a common coordinate
system. See Item 1304(b)(1)(i) of Regulation S-K.
 Perry Ing
FirstName LastNamePerry   Ing
McEwen Mining   Inc.
Comapany20,
December  NameMcEwen
              2022        Mining Inc.
December
Page 2    20, 2022 Page 2
FirstName LastName
Exhibit 96.1 San Jose
Mineral Resource Estimate, page ES-18

3. We note you have disclosed your resources inclusive of reserves in this section. Please modify your filing to provide a similar tabulation of your resources exclusive of reserves as required by Instruction 2 to Paragraph 601(b)(96)(iii)(B)(11) of Regulation S-K.
Product Pricing, page ES-184

4. We note you base your commodity price on consensus pricing. Please modify your filing to describe the basis of this consensus pricing, listing the financial institutions that provided the forecasts and the dates these forecasts were released. See Item
         601(b)(96)(iii)(B)(16)(i) of Regulation S-K.
Mine Closure Plan, page ES-194

5.       Please modify your report to provide your QP   s opinion on the
adequacy of your
         environmental plans as required by Item 601(b)(96)(iii)(B)(17)(iv) of Regulation S-K.
Capital and Operating Costs, page ES-195

6. Please modify your report to define the accuracy of your capital and operating costs estimates as required by Item 601(b)(96)(iii)(B)(18)(i) of Regulation S-K.
Economic Analysis, page ES-205

7. Please modify your report to provide additional line items supplementing your annual production by including your recovered and salable product quantities which generate your revenues, with text describing this calculation as required by Item
         601(b)(96)(iii)(B)(19) of Regulation S-K.
Exhibit 96.2 Los Azules
Mineral Resource Estimate, Section 1.4, page ET-1

8. We note you have disclosed your resources inclusive of reserves in this section. Please modify your report to provide a similar tabulation of your resources exclusive of reserves as required by Instruction 2 to Paragraph 601(b)(96)(iii)(B)(11) of Regulation S-K.
Mineral Process and Metallurgical testing, Section 12, page ET-12

9.       Please modify your report to provide your QP   s opinion on the
adequacy of your
         metallurgical data as required by Item 601(b)(96)(iii)(B)(10)(v) of Regulation S-K.
 Perry Ing
FirstName LastNamePerry   Ing
McEwen Mining   Inc.
Comapany20,
December  NameMcEwen
              2022        Mining Inc.
December
Page 3    20, 2022 Page 3
FirstName LastName
Economic Analysis, Section 19, page ET-19

10. Please provide numerical values for your annual cash flow, including your annual production, salable product quantities, revenues, major cost centers, taxes and royalties, capital, and final closure costs. See Item 601(b)(96)(iii)(b)(19) of Regulation S-K.
Exhibit 96.3 Gold Bar
Gold Bar Recovery Projection, page EU-127

11.      Please modify your report to provide your QP   s opinion on the
adequacy of your
         metallurgical data as required by Item 601(b)(96)(iii)(B)(10)(v) of Regulation S-K.
Mine Production Schedule, page EU-207

12. Please provide annual numerical values for your life of mine production schedule. This would include annual processed ore with associated grades for the life of mine. See Item
         601(b)(96)(iii)(b)(13) of Regulation S-K
Capital and Operating Costs, page EU-236

13. Please modify your report to define the accuracy of your capital and operating costs estimates as required by Item 601(b)(96)(iii)(B)(18)(i) of Regulation S-K.
Net Present Value, page EU-240

14. Please provide numerical values for your annual cash flow, including your annual production, salable product quantities, revenues, major cost centers, taxes and royalties, capital, and final closure costs. See Item 601(b)(96)(iii)(b)(19) of Regulation S-K.
Exhibit 96.4 Fox Complex
Recoveries, page EV-10

15.      Please modify your report to provide your QP   s opinion on the
adequacy of your
         metallurgical data as required by Item 601(b)(96)(iii)(B)(10)(v) of Regulation S-K.
Preliminary Closure Planning, page EV-17

16.      Please modify your report to provide your QP   s opinion on the
adequacy of your
         environmental plans as required by Item 601(b)(96)(iii)(B)(17)(iv) of Regulation S-K.
Form 10-Q for the Quarter Ended September 30, 2022

Note 4 Other Income, page 10

17.      We note your disclosure related to the gain recognized on your Blue
Chip Swap
         arrangements. You state that you acquire and transfer marketable securities of large, well-
         established companies with high trading volumes and low volatility as part of these transactions and that this strategy improves cash management for funding your
 Perry Ing
McEwen Mining Inc.
December 20, 2022
Page 4
         Argentinian subsidiary. Please address the following points:

                provide your accounting policy for these transactions, identifying the specific authoritative guidance that you are following,
                tell us where the marketable securities are captured on your balance sheet and where the purchases and sales of these marketable securities are captured in your statement of cash flows, and
                clarify how you calculate the foreign currency gains on these transactions and identify the amounts that are realized and unrealized for each of the periods presented.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Steve Lo, Staff Accountant, at 202-551-3394 or Craig Arakawa,
Accounting Branch Chief, at 202-551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact George K. Schuler, Mine Engineer, at
202-551-3718 for engineering related questions.



FirstName LastNamePerry Ing                                    Sincerely,
Comapany NameMcEwen Mining Inc.
                                                               Division of
Corporation Finance
December 20, 2022 Page 4                                       Office of Energy
& Transportation
FirstName LastName